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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51037

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cleary Gull Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 East Wisconsin Avenue
(No. and Street)

Milwaukee (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William H. Braun (414) 291-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

100 East Wisconsin Avenue (Address) Milwaukee (City) WI (State) 53202 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2005 WASH. D.C. 185

PROCESSED MAR 31 2005 THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H. Braun, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cleary Gull Inc, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and Supplementary Information and Reports of Independent Certified Public Accountants

Cleary Gull Inc.

December 31, 2004

Available for Public Inspection

CONTENTS

Grant Thornton

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Stockholder and Board of Directors
Cleary Gull Inc.

We have audited the accompanying statement of financial condition of Cleary Gull Inc. (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

GRANT THORNTON LLP
Milwaukee, Wisconsin
January 28, 2005

CLEARY GULL INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31,

ASSETS		2004
Cash and cash equivalents	$	1,225,432
Receivables from brokers, dealers and others		356,853
Property and equipment, at cost, less accumulated depreciation of $241,692		149,888
Other assets		243,958
Total assets	$	1,976,131

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	272,883
Total liabilities		272,883
STOCKHOLDER'S EQUITY:		
Common stock; $0.01 par value, authorized 3,000 shares; issued and outstanding 100 shares		1
Additional paid-in capital		907,932
Retained earnings		795,315
Total stockholder's equity		1,703,248
Total liabilities and stockholder's equity	$	1,976,131

The accompanying notes to financial statements are an integral part of this statement.

CLEARY GULL INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE A – ORGANIZATION

Cleary Gull Inc. (the "Company" - a Delaware corporation), is a financial services firm located in Wisconsin that provides investment management and investment consulting services to individuals, foundations, retirement plans and corporations and provides privately held and small public companies with merger and acquisition advisory services, private capital raising, and financial advisory services. The Company is a wholly-owned subsidiary of Cleary Gull Holdings Inc.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

2. Revenue Recognition

Securities transactions and related commission revenues and expenses are recorded on a trade-date basis.

Investment advisory fees are billed quarterly and recognized as earned on a pro rata basis.

Investment banking fees are recognized as earned in accordance with the contract.

3. Cash and Cash Equivalents

The Company considers cash and cash equivalents to include those investments with maturities of 90 days or less.

4. Receivables from Brokers, Dealers and Others

Receivables from brokers, dealers and others primarily represent cash held at the clearing broker, other amounts due from the clearing broker, and fees receivable from clients. An allowance is made for receivables that are deemed uncollectible by management. As of December 31, 2004, there was no allowance for uncollectible accounts.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

5. Property and Equipment

Property and equipment are carried at cost, less allowance for depreciation using the straight-line method, over a useful life of three to seven years.

6. Income Taxes

The Company has elected, for Federal and state income tax purposes, to be treated as an S corporation under the provisions of the Internal Revenue Code. Accordingly, the Company's taxable income is included in the tax return of the stockholders of its parent company, Cleary Gull Holdings Inc. ("Holdings").

NOTE C – COMMITMENTS AND CONTINGENCIES

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with RBC Dain Rauscher. In connection with this arrangement, the Company is contingently liable for its customers' transactions. At December 31, 2004, there were no amounts to be indemnified by RBC Dain Rauscher for these customer transactions.

The Company leases office space under a noncancellable operating lease agreement which expires on January 31, 2006. On November 15, 2004, the Company entered into an operating lease for office space in Dallas, Texas which expires on December 31, 2005. The Company also leases certain equipment.

Future minimum office and equipment lease payments are as follows:

Year		Amount
2005	$	247,760
2006		27,558
2007		5,273
2008		504
Thereafter		-
Total	$	281,095

At December 31, 2004, Holdings has a Term Loan of $293,674 and a draw of $150,000 on a $1,000,000 revolving line of credit with a commercial bank ("Bank loans"). The Bank Loans are collateralized by the shares of the Company and tangible and intangible assets of Holdings. Subject to the cash flow of Holdings and regulatory net capital rules, management of the Company, upon regulatory approval, may make distributions to Holdings to assist in payment of the loans and other obligations.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1, "the Rule") and is required to maintain minimum capital as defined under the Rule. Under the Rule, the Company is required to maintain regulatory net capital equivalent to the greater of $250,000, or 6-2/3 % of aggregate indebtedness, as these terms are defined. The Rule prohibits a broker-dealer from engaging in any securities transactions at a time when its aggregate indebtedness exceeds 15 times its net capital.

Net capital and aggregate indebtedness change from day to day. At December 31, 2004, the Company had regulatory net capital and net capital requirements of $1,181,715 and $250,000, respectively, and its ratio of aggregate indebtedness to net capital was .23 to 1.

NOTE E – RELATED PARTY TRANSACTIONS

MBO Cleary Advisors Inc. is a wholly-owned subsidiary of Holdings ("MBOC"). MBOC and the Company share certain expenses in accordance with an Operating Agreement. MBOC provides advice on investment policy development, asset allocation strategy, manager/fund due diligence evaluation, selection and monitoring to the Company.

As of December 31, 2004, $42,448 was payable to MBO Cleary Advisors Inc. and $8,240 was payable to Holdings. These amounts are recorded within accounts payable and accrued expenses.

NOTE F – EMPLOYEE BENEFIT PLAN

The Company sponsors a defined-contribution savings plan covering substantially all employees of both operating companies, Cleary Gull and MBOC. The Plan is designated to qualify under Internal Revenue Code Section 401(k) of the Internal Revenue Code of 1986, as amended, and allows participant contributions on a pretax basis. The Plan provides for a Company match of employee contributions on a percentage determined by the Company each year. The Company profit sharing contributions are discretionary. There were no profit sharing contributions made by the Company for the year ended December 31, 2004.

SUPPLEMENTARY INFORMATION

CLEARY GULL INC.
COMPUTATION OF NET CAPITAL
As of December 31, 2004

		2004
Total stockholder's equity:	$	1,703,248
Deductions to determine net capital -		
Nonallowable assets:		
Receivables from brokers, dealers and others		126,700
Property and equipment		149,888
Other assets		243,958
Net capital before haircuts		1,182,702
Haircuts on securities		987
Net capital		1,181,715
Net capital required (greater of 6-2/3 % of aggregate indebtedness or $250,000)		250,000
Excess net capital	$	931,715
Aggregate indebtedness	$	272,883
Ratio of aggregate indebtedness to net capital		.23

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2004 FOCUS part IIA filing.

CLEARY GULL INC.
Statement Regarding Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2004

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule. RBC Dain Rauscher serves as clearing broker for the Company's securities transactions.

SUPPLEMENTARY REPORT

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROLS

Stockholder and Board of Directors
Cleary Gull Inc.

In planning and performing our audit of the financial statements and supplementary information of Cleary Gull Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

GRANT THORNTON LLP
Milwaukee, Wisconsin
January 28, 2005